FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 01 August 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the 'Company')
Transaction notification

Issued: 01 August 2016, London UK - LSE Announcement

GSK and Verily to establish Galvani Bioelectronics - a new company dedicated to the development of bioelectronic medicines

Leaders in healthcare and technology to harness electrical signals in the body to treat chronic disease

GSK (LSE/NYSE: GSK) today announced an agreement with Verily Life Sciences LLC (formerly Google Life Sciences), an Alphabet company, to form Galvani Bioelectronics to enable the research, development and commercialisation of bioelectronic medicines. GSK will hold a 55% equity interest in the new jointly owned company and Verily will hold 45%.

Galvani Bioelectronics will be headquartered in the UK, with the parent companies contributing existing intellectual property rights and an investment of up to £540 million over seven years, subject to successful completion of various discovery and development milestones.

Bioelectronic medicine is a relatively new scientific field that aims to tackle a wide range of chronic diseases using miniaturised, implantable devices that can modify electrical signals that pass along nerves in the body, including irregular or altered impulses that occur in many illnesses. GSK has been active in this field since 2012 and believes certain chronic conditions such as arthritis, diabetes and asthma could potentially be treated using these devices.

The agreement to establish Galvani Bioelectronics represents an important next step in GSK's bioelectronics research. The new company will bring together GSK's world class drug discovery and development expertise and deep understanding of disease biology with Verily's world leading technical expertise in the miniaturisation of low power electronics, device development, data analytics and software development for clinical applications. Initial work will centre on establishing clinical proofs of principle in inflammatory, metabolic and endocrine disorders, including type 2 diabetes, where substantial evidence already exists in animal models; and developing associated miniaturised, precision devices.

Moncef Slaoui, GSK's Chairman of Global Vaccines, who was instrumental in establishing GSK's investments in the field of bioelectronics, will chair the board of the new company. He said:

"Many of the processes of the human body are controlled by electrical signals firing between the nervous system and the body's organs, which may become distorted in many chronic diseases. Bioelectronic medicine's vision is to employ the latest advances in biology and technology to interpret this electrical conversation and to correct the irregular patterns found in disease states, using miniaturised devices attached to individual nerves. If successful, this approach offers the potential for a new therapeutic modality alongside traditional medicines and vaccines.

"This agreement with Verily to establish Galvani Bioelectronics signals a crucial step forward in GSK's bioelectronics journey, bringing together health and tech to realise a shared vision of miniaturised, precision electrical therapies. Together, we can rapidly accelerate the pace of progress in this exciting field, to develop innovative medicines that truly speak the electrical language of the body."

Brian Otis, Verily's Chief Technology Officer, said: "This is an ambitious collaboration allowing GSK and Verily to combine forces and have a huge impact on an emerging field.  Bioelectronic medicine is a new area of therapeutic exploration, and we know that success will require the confluence of deep disease biology expertise and new highly miniaturised technologies.

"This partnership provides an opportunity to further Verily's mission by deploying our focused expertise in low power, miniaturised therapeutics and our data analytics engine to potentially address many disease areas with greater precision with the goal of improving outcomes."

Galvani Bioelectronics will be headquartered within GSK's global R&D centre at Stevenage in the UK, with a second research hub at Verily's facilities in South San Francisco. It will initially employ around 30 expert scientists, engineers and clinicians, and will fund and integrate a broad range of collaborations with both parent companies, academia and other R&D companies. GSK and Verily believe this collaborative way of working will rapidly accelerate the development of bioelectronic medicines.

Kris Famm, GSK's Vice President of Bioelectronics R&D, has been appointed President of the new company. Famm has pioneered work in both large and small molecule drug discovery and worked for a decade developing and delivering R&D strategy with a recurring focus on emerging technologies. He has co-designed and led GSK's exploration of bioelectronics.  A seven-member board, chaired by Moncef Slaoui, will also be appointed and will include Andrew Conrad, CEO of Verily.

The new company will be fully consolidated in GSK's financial statements.

This agreement is subject to customary closing conditions (including requisite antitrust approvals) and is expected to close before the end of 2016.

GSK and bioelectronics
Since 2012, a dedicated team of scientists at GSK has been researching the potential of bioelectronic medicines. In that time, the company has established a leadership position in the field, including creating a global network of around 50 research collaborations and investing $50m in a dedicated bioelectronics venture capital fund. Through these collaborations and investments, GSK has seen encouraging proof of principles in animal models in a range of diseases. It believes the first bioelectronic medicines could be ready for approval within the next decade.

For further information visit GSK's bioelectronics media resource centre
http://www.gsk.com/en-gb/media/resource-centre/bioelectronics/

The history of Galvani
Galvani Bioelectronics is named after Luigi Aloisio Galvani, an 18th century Italian scientist, physician and philosopher, who was one of the first to explore the field of bioelectricity. In 1780, he made the pivotal discovery that the muscles of a frog's legs twitched when he touched the sciatic nerve with two pieces of metal, leading him to propose the theory of bioelectricity. Galvani's discovery, while disputed by many of his peers, paved the way for the modern study of electrophysiology and neuroscience - two fields that are key to the development of bioelectronic medicines.

GSK
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Eleanor Bunch	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)
Date: August 01, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc